Exhibit (a)(12)

Cause No.

IN THE DISTRICT COURT

                     JUDICIAL DISTRICT

MIDLAND COUNTY, TEXAS

JOHN PASSERELLA and RUDI VANHEEL, individually and on behalf of all others similarly situated,

Plaintiffs,

v.

LARRY OLDHAM, JEFFREY SHRADER, RAY POAGE, MARTIN ORING, EDWARD NASH, PARALLEL PETROLEUM CORPORATION, PLLL HOLDINGS, LLC, and PLLL ACQUISITION CO.,

Defendants.

SHAREHOLDER CLASS ACTION PETITION FOR BREACHES OF

FIDUCIARY DUTY

Plaintiffs, by their attorneys, allege upon information and belief, except for their own acts, which are alleged on knowledge, as follows:

Pursuant to Rule 190.4 of the Texas Rules of Civil Procedure, plaintiffs would show that discovery is intended to be conducted under Level 3 of this rule due to the complexity of this case.

1.      Plaintiffs bring this action on behalf of the public stockholders of Parallel Petroleum Corporation (“Parallel Petroleum” or the “Company”) against Defendants, Parallel Petroleum and its Board of Directors seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out a proposed transaction in which Defendants PLLL Holdings, LLC and PLLL Acquisition Co., affiliates of Apollo Global Management, LLC (collectively “Apollo”) seek to acquire the Company through a cash tender offer by means of an unfair process and for an unfair price of $3.15 per share in cash and without adequate disclosure (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $483 million.

JURISDICTION AND VENUE

2.      This Court has jurisdiction over this action because Parallel Petroleum is a Delaware Corporation headquartered and with its principal place of business in Midland County, Texas and therefore a citizen of Texas.

3.      Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

4.      Plaintiffs are, and has been at all relevant times, the owner of shares of common stock of Parallel Petroleum.

5.      Parallel Petroleum is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 1004 N. Big Spring, Suite 400, Midland, Texas 79701, and engages in the acquisition, development, and exploration of oil and natural gas reserves in Texas and New Mexico. Its operations are primarily located in the Permian Basin of west Texas and New Mexico, the Fort Worth Basin of north Texas, and the onshore Gulf Coast area of south Texas. The Company’s principal natural gas projects include the Barnett Shale gas project in Tarrant County, Texas; and Wolfcamp gas project in Eddy and Chavez counties, New Mexico. It also owns interests in producing properties in the Permian Basin of west Texas, which include Diamond M Canyon Reef Unit & Shallow Leases in Scurry County, Texas; the Carm-Ann San Andres Field and Harris San Andres Field in Andrews and Gaines Counties in Texas; and the Fullerton San Andres Field in Andrews County, Texas. In addition, Parallel Petroleum focuses on the Yegua/Frio/Wilcox and Cook Mountain gas projects located in Jackson, Wharton, and Liberty counties, Texas; East Texas Cotton Valley Reef Gas Project in Leon, Freestone, and Anderson Counties, Texas; and Utah/Colorado conventional oil & gas and heavy oil sands projects in Uinta Basin.

6.      Defendant Larry Oldham (“Oldham”) has been the President, Chief Executive Officer, and a Director of the Company since 2004. Upon information and belief he can be served at 1004 N. Big Spring, Suite 400, Midland, Texas 79701.

7.      Defendant Martin Oring (“Oring”) has been a Director of the Company since 2001. Upon information and belief he can be served at 1004 N. Big Spring, Suite 400, Midland, Texas 79701.

8.      Defendant Ray Poage (“Poage”) has been a Director of the Company since 2003. Upon information and belief he can be served at 1004 N. Big Spring, Suite 400, Midland, Texas 79701.

9.      Defendant Jeffrey Shrader (“Shrader”) has been Chairman of the Board the Company since 2007. Upon information and belief he can be served at 1004 N. Big Spring, Suite 400, Midland, Texas 79701.

10.    Defendant Edward Nash (“Nash”) has been a Director of the Company since 2007. Upon information and belief he can be served at 1004 N. Big Spring, Suite 400, Midland, Texas 79701.

11.    Defendants referenced in ¶¶ 4 through 8 are collectively referred to as Individual Defendants and/or the Parallel Petroleum Board. The Individual Defendants as officers and/or directors of Parallel Petroleum, have a fiduciary relationship with Plaintiffs and other public shareholders of Parallel Petroleum and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

12.    Defendant PLLL Holdings, LLC is a Delaware limited liability company and an affiliate of Apollo Global Management, LLC, a leading global alternative asset manager with offices in New York, Los Angeles, London, Singapore, Frankfurt and Mumbai. Apollo had assets under management of over $38 billion, as of June 30, 2009, in private equity and credit-oriented capital markets invested across a core group of industries where Apollo has considerable knowledge and resources.

13.    Defendant PLLL Acquisition Co. is a Delaware Corporation wholly owned by Apollo that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

14.    By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiffs and the other public shareholders of Parallel Petroleum and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

15.    Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

(a)    adversely affects the value provided to the corporation’s shareholders;

(b)    favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)    contractually prohibits them from complying with their fiduciary duties;

(d)    will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)    will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

16.    In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Parallel Petroleum, are obligated to refrain from:

(a)    participating in any transaction where the Directors or officers’ loyalties are divided;

(b)    participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)    unjustly enriching themselves at the expense or to the detriment of the public shareholders.

17.    Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiffs and other public shareholders of Parallel Petroleum, or are aiding and abetting others in violating those duties.

18.    Defendants also owe the Company’s stockholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

19.    In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

20.    During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Apollo to attempt to eliminate the public shareholders’ equity interest in Parallel Petroleum pursuant to a defective sales process, and (ii) permit Apollo to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

21.    Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

22.    Plaintiffs bring this action on their own behalf and as a class action on behalf of all owners of Parallel Petroleum common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

23.    This action is properly maintainable as a class action for the following reasons:

(a)    the Class is so numerous that joinder of all members is impracticable. As of September 25, 2009, Parallel Petroleum has approximately 41.65 million shares outstanding.

(b)    questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiffs and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Parallel Petroleum by Apollo, pursuing a course of conduct that does not maximize Parallel Petroleum’s value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiffs and the other members of the Class;

(iv)	Have Parallel Petroleum and Apollo aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c)    Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d)    Plaintiffs’ claims are typical of those of the other members of the Class.

(e)    Plaintiffs have no interests that are adverse to the Class.

(f)    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g)    Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

24.    In a press release dated September 15, 2009, the Company announced that it had entered into a merger agreement with Apollo, stating:

MIDLAND, Texas, (BUSINESS WIRE), September 15, 2009 – Parallel Petroleum Corporation (NASDAQ:PLLL) today announced that it has entered into a definitive agreement for the Company to be acquired by an affiliate of Apollo Global Management, LLC, a leading global alternative asset manager, in a transaction valued at approximately $483 million, including the assumption or repayment of approximately $351 million of net indebtedness. The agreement was unanimously approved by Parallel’s Board of Directors.

Under the terms of the agreement, Parallel stockholders would receive $3.15 per share in cash, representing a premium of 56 percent over Parallel’s average closing share price over the past thirty trading days and 63 percent over Parallel’s average closing share price over the past sixty trading days. An affiliate of Apollo will commence a tender offer to purchase for cash all of the outstanding shares of the Company’s Common Stock, and the associated preferred stock purchase rights, at a price of $3.15 per share, for a total consideration of approximately $132 million. The tender offer is expected to commence on or before September 24, 2009 and to expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. Following the completion of the tender offer, the parties will complete a second-step merger in which any remaining shares of the Company will be converted into the right to receive the same price per share paid in the tender offer.

25.    On that same day, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price.

26.    Prior to the Proposed Transaction, Parallel Petroleum stock had been trading well in excess of the Proposed Transaction offer price of $3.15. In fact, Company’s shares traded at a 52-week high of over $10.41 per share and the median price target for Parallel stock set by analysts is $4.00 per share, with a high target of $7.00 per share. The Company’s stock price declined to $2.84 per share on September 14, 2009 due to the uncertainty and turmoil in the capital markets and economy generally, and the price does not truly reflect the intrinsic value of the Company.

27.    Moreover, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.

28.    First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the Parallel Petroleum Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to alternative business combinations. In addition to the “no shop” and “standstill” provisions, the Merger Agreement includes a $5,500,000 termination fee should the Board choose to accept a superior deal. The termination fee in combination with the preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

29.    Section 6.3 of the Merger Agreement severely restricts the Board’s ability to enter into discussions and negotiations involving a competing unsolicited bid requiring the Board to (i)

determine in good faith (after consultation with the Company’s legal and financial advisors) that the competing bid could reasonably be expected to result in a superior proposal; (ii) determine that the failure to take such action would violate its fiduciary duties; and (iii) receives from the bidder an executed confidentiality agreement.

30.    Further, Section 6.3(e) provides a limited exception under which the Board may recommend an alternative acquisition proposal, requiring the Board to (i) provide Apollo with notice that the Company has received a superior proposal, (ii) provide Apollo with a 5 business days period during which the Company is required to negotiate in good faith with Apollo so that Apollo may propose a modification to the Merger Agreement for the purpose of causing the alternative acquisition proposal to no longer be a superior proposal. These provisions further discourage bidders from making a competing bid for the Company.

31.    Thus, even if the Parallel Petroleum Board receives an intervening bid that appeared to be “superior” to Apollo’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior.” Consequently, this provision prevents the Parallel Petroleum Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Parallel Petroleum Board first determines that the proposal is superior.

32.    In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the Company must also notify Apollo promptly before recommending to accept that alternative bid, giving Apollo an opportunity to match the terms of any competing bid. Obviously, no potential bidder will waste time and resources to make a competing bid that Apollo can simply match.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE

RECOMMENDATION STATEMENT

33.    On September 24, 2009, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction.

34.    The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to vote in favor of the Proposed Transaction.

35.    For example, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by BofA Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by BofA Merrill Lynch and relied upon by the Board in recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:

(i)	The financial projections and forecasts of the Company relied upon by BofA Merrill Lynch in rendering its fairness opinion, including the “Company management forecasts” and the “certain sensitivities thereto” that were discussed with Company’s management.

(ii)	The “reserve reports”, which contained estimates of the Company’s oil and gas reserves, relied upon by BofA Merrill Lynch when rendering its fairness opinion.

(iii)	The criteria for selecting discount rates ranging from 9.0% to 40.0% and a breakdown of the discount rate range for each reserve category used by BofA Merrill Lynch in its Discounted Cash Flow Analysis; a definition of “free cash flows” utilized by BofA Merrill Lynch in analysis; and the adjustments made in the Discounted Cash Flow Analysis for “certain other assets and liabilities, net working capital and long-term debt of the Company.”

(iv)	The criteria utilized by BofA Merrill Lynch to select the transactions and multiples used in its Selected Property Precedent Transactions Analysis.

(v)	The multiples observed for each transaction (or at least the high/median/mean/low range) in the Selected Property Precedent Transaction Analysis, the range of multiples selected to apply to the Company’s corresponding financial data and the criteria used to select such range.

(vi)	The adjustments made to the implied enterprise value reference range calculated in the Selected Property Precedent Transaction Analysis for “certain other assets and liabilities, net working capital and long-term debt of the Company.”

(vii)	The criteria utilized by BofA Merrill Lynch to select the transactions and multiples used in its Selected Company Precedent Transactions Analysis.

(viii)	The multiples observed for each transaction (or at least the high/median/mean/low range) in the Selected Company Precedent Transaction Analysis, the range of multiples selected to apply to the Company’s corresponding financial data and the criteria used to select such range.

(ix)	The adjustments made to the implied enterprise value reference range calculated in the Selected Company Precedent Transaction Analysis for “net working capital and long-term debt.”

(x)	The criteria utilized by BofA Merrill Lynch to select the companies and multiples used in its Selected Publicly Traded Companies Analysis.

(xi)	The multiples observed for each company (or at least the high/median/mean/low range) in the Selected Publicly Traded Companies Analysis, the range of multiples selected to apply to the Company’s corresponding financial data and the criteria used to select such range.

(xii)	The adjustments made to the implied enterprise value reference range calculated in the Selected Publicly Traded Companies Analysis for “net working capital and long-term debt.”

(xiii)	The Company’s calendar years 2009 and 2010 estimated EBITDAX, calendar year-end 2008 proved reserves (in $ per Boe) and calendar years 2009 and 2010 estimated daily production (in $ per MBoe per day).

36.    Further, the Recommendation Statement omits material information regarding the financial advisor retained in connection with the Proposed Transaction. Specifically, the

Recommendation Statement states that BofA Merrill Lynch was retained as the Company’s financial advisor in the Proposed Transaction but fails to inform the shareholders the criteria used for selecting BofA Merrill Lynch as well as the portion of BofA Merrill Lynch’s fee that was paid in connection with its engagement, the portion which was payable in connection with the delivery of its opinion and the portion which is contingent upon the completion of the Proposed Transaction. In addition, the Recommendation Statement states that BofA Merrill Lynch and its affiliates “in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to the Company and have received or in the future may receive compensation for the rendering of these services,” but it fails to disclose the amount of fees BofA Merrill Lynch has received and/or will receive in connection with these services. Lastly, the Registration Statements states that BofA Merrill Lynch and its affiliates “in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Apollo…and have received or in the future may receive compensation for the rendering of these services,” but it fails to disclose the amount of fees BofA Merrill Lynch has received and/or will receive in connection with these services to Apollo. It is material for shareholders to be informed as to why the Board selected BofA Merrill Lynch as well as any other financial and economic interests BofA Merrill Lynch or its clients have in the Proposed Transaction or in the parties involved that could be perceived or create a conflict of interest.

37.    Also, the Recommendation Statement fails to provide material disclosures concerning the process and criteria utilized by the Company’s financial advisors to identify potential partners. In particular, the Recommendation Statement sates that in May and June 2009, 13 private equity firms were contacted by the Company’s financial advisors, but it fails to disclose which financial advisors were involved and the role each one played and the criteria used to select the 13 firms that were contacted. In addition, the Recommendation Statement states that on August 5, 2009, the Company “reviewed with its financial advisors a wide list of strategic parties” but it fails to disclose how many parties were on the list.

38.    The Recommendation Statement also fails to describe material information concerning discussions and negotiations with potential partners. For example, the Recommendation Statement:

(i)	The reasons Company management reported on March 18, 2009 that the “outlook for any potential transaction was very negative” and that “a sale of assets was not advisable in the current environment.”

(ii)	States that in May and June 2009 “several private equity firms…expressed interest in a possible transaction with the Company and engaged in meetings and discussions with the Company’s financial advisors,” but it fails to disclose how many firms were interested, the structure of the transaction they were interested in, and the nature of the meetings and discussions held with each firm.

(iii)	Fails to disclose the structure of the transaction discussed with Company A in May and June 2009; and the value of the indication of interest received from Company on August 3, 2009.

(iv)	Fails to disclose the “status of the process of contacting, on behalf of the Company, third parties to determine their interest in a possible transaction with the Company” discussed by the Board on June 17, 2009.

(v)	Fails to disclose whether Companies B and Company C were part of the 10 strategic parties contacted and the 5 parties that were sent a bid instruction letter on August 26, 2009.

(vi)	Fails to disclose all of the potential transaction structures discussed with Apollo on September 2, 2009.

(vii)	Fails to disclose the amount of cash that Company C proposed to buy the Company’s oil and gas assets for on September 9, 2009; the implied per share price of Company C’s proposal; and the reasons Apollo’s $2.80 offer was “clearly superior” to Company C’s offer.

(viii)	Fails to disclose material information concerning the reasons the Board chose not to pursue a transaction with Company B, including (i) the reasons it was considered a disadvantage that the merger consideration involved a stock component, and (ii) the reasons the Board determined there would be a significant delay in consummating a transaction involving a stock component.

(ix)	The amount of consideration Company C increased its offer to on September 11, 2009; the implied per share price of Company C’s revised proposal; and the aspects of the “price and transaction structure” that led the Board to determine that Apollo’s $3.15 offer was “clearly superior” to Company C’s revised offer.

It is absolutely necessary for shareholders to receive a Proxy that provides all material disclosures related to the sales process in order for shareholders to be able to cast a fully informed decision regarding the Proposed Transaction.

39.    The Recommendation Statement further neglects to provide shareholders with sufficient information to evaluate the pros and cons associated with the other strategic alternatives, other than the sale of the Company, including the values and risks associated with Parallel Petroleum remaining as a stand-alone Company — information which is vital to shareholders in deciding how to vote regarding the Proposed Transaction. For example, the Recommendation Statement states that the Board discussed on September 13, 2009 the “Company’s prospects over the next year if the Board determined that the Company should continue operating as an independent entity,” but it fails to disclose what were those prospects. In addition, the Recommendation Statement states that the Board evaluated “a range of strategic options, including a debt or equity issuance, asset sales or a corporate sale or merger transaction,” but it fails to disclose the steps undertaken, if any, to pursue the other alternatives other than a merger, and the advantages and disadvantages associated with each alternative.

SELF-DEALING

40.    By reason of their positions with Parallel Petroleum, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Parallel Petroleum, and especially the true value and expected increased future value of Parallel Petroleum and its assets, which they have not disclosed to Parallel Petroleum’s public shareholders. Moreover, despite their duty to maximize shareholder value, the Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Parallel Petroleum’s public shareholders.

41.    For example, each of the Individual Defendants currently hold shares of Parallel Petroleum, including restricted shares of Parallel Petroleum that, upon consummation of the Proposed Transaction, will no longer be subject to the restrictions and will be converted into a right to receive $3.15 per share. Upon consummation of the Proposed Transaction, Defendant Oldham will receive $1,917,058.50, Defendant Nash will receive $144,698.40, Defendant Oring will receive $444,449.25, Defendant Poage will receive $144,424.35, and Defendant Shrader will receive $159,960.15 by cashing out their shares.

42.    In addition, Defendant Oldham holds unvested stock options that will automatically vest upon consummation of the Proposed Transaction. Upon consummation of the Proposed Transaction, Defendant Oldham will receive $119,610 for his previously unvested stock options.

43.    Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to Parallel Petroleum’s public shareholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiffs and the other members of the Class their rights while usurping the same for the benefit of defendants on unfair terms.

44.    Accordingly, Plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against All Individual Defendants)

45.    Plaintiffs repeat all previous allegations as if set forth in full herein.

46.    As Directors of Parallel Petroleum, the Individual Defendants stand in a fiduciary relationship to Plaintiffs and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Parallel Petroleum’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

47.    As discussed herein, the Individual Defendants have breached their fiduciary duties to Parallel Petroleum shareholders by failing to engage in an honest and fair sale process.

48.    As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Parallel Petroleum’s assets and will be prevented from benefiting from a value-maximizing transaction.

49.    Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

50.    Plaintiffs and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty — Disclosure

(Against Individual Defendants)

51.    Plaintiffs repeat all previous allegations as if set forth in full herein.

52.    The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiffs and the Class all information material to the decisions confronting Parallel Petroleum’s shareholders.

53.    As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

54.    As a result, Plaintiffs and the Class members are being harmed irreparably.

55.    Plaintiffs and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against Parallel Petroleum and Apollo)

56.    Plaintiffs repeat all previous allegations as if set forth in full herein.

57.    As alleged in more detail above, Parallel Petroleum and Apollo are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Parallel Petroleum and Apollo aided and abetted the Individual Defendants’ breaches of fiduciary duties.

58.    As a result, Plaintiffs and the Class members are being harmed.

59.    Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, Plaintiffs demand judgment against Defendants jointly and severally, as follows:

(A)    declaring this action to be a class action and certifying Plaintiffs as the Class representatives and their counsel as Class counsel;

(B)    enjoining, preliminarily and permanently, the Proposed Transaction;

(C)    in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages;

(D)    directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)    awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts; and

(F)    granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.

Dated: September 29, 2009

Respectfully submitted,

THE BRISCOE LAW FIRM, LLP

Willie Briscoe, Esq.

Texas Bar No. 24001788

8117 Preston Road, Suite 300

Dallas, Texas 75225

214-706-9314

214-706-9315

Eduard Korsinsky, Esq. (to be admitted pro hac vice)

Juan E. Monteverde, Esq. (to be admitted pro hac vice)

LEVI & KORSINSKY, LLP

30 Broad – 15th Floor

New York, NY 10004

(212) 363-7500

(212) 363-7171

COUNSEL FOR PLAINTIFFS